

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Rafael Espirito Santo
Chief Financial Officer
Ambipar Emergency Response
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP
Brazil, 01228-200

       Re: Ambipar Emergency Response
           Registration Statement on Form F-1
           Filed March 13, 2023
           File No. 333-270493

Dear Rafael Espirito Santo:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed March 13, 2023

Risk Factors
Risks Relating to Our Securities, page 62

1.   Please include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects.

Rafael Espirito Santo
Ambipar Emergency Response
March 24, 2023
Page 2

<u>The Class A Ordinary Shares being registered for resale in this prospectus represent a substantial percentage..., page 63</u>

2.   Please expand your risk factor to disclose the purchase price of all securities being registered for resale and that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

<u>General</u>

3.   It appears that you are seeking to register the issuance of Class A Ordinary Shares underlying 20,000 restricted stock units issued to Mr. Rafael de Salvador Grisolia in a private placement. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying ordinary shares to Mr. Rafael de Salvador Grisolia as these shares appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of the underlying securities to Mr. Rafael de Salvador Grisolia. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

4.   Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE Investors, non-redeeming shareholders and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE Investors, non-redeeming shareholders and other selling securityholders may experience a positive rate of return based on the current trading trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to the differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

5.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Ordinary Shares, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Mitchell Austin, Legal Branch Chief, at (202) 551-3574, with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark Brod